EXHIBIT 99.1

For Immediate Release 20-56-TR	Date:	November 14, 2020

Teck Named Industry Leader on 2020 Dow Jones Sustainability World Index

Vancouver, B.C. –Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the S&P Dow Jones Sustainability World Index (DJSI) for the 11th consecutive year and is the industry leader in the Metals and Mining industry on the DJSI.

“Operating with social and environmental responsibility is foundational to our success and an important part of who we are as a company,” said Don Lindsay, President and CEO. “Our employees ensure that sustainability is at the heart of everything we do to provide the materials needed for the modern world and for the transition to a low-carbon economy.”

The DJSI ranking indicates that Teck’s sustainability practices are in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI). Teck was the DJSI industry leader in the Metals and Mining industry, based on an in-depth analysis of economic, social and environmental performance. Teck scored the industry best score in Environmental, Social, and Governance & Economic categories.

S&P Dow Jones Indices utilizes SAM (part of S&P Global) to collect and assess sustainability performance data from large public companies, to compose the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. Click here for more information on the DJSI.

Teck was also named one of the Global 100 Most Sustainable Corporations and one of the Best 50 Corporate Citizens by Corporate Knights in 2020. Sustainalytics ranks Teck first in its Diversified Metals and Mining category. Teck is also currently listed on the MSCI World ESG Leaders, FTSE4Good Index, Bloomberg Gender Equality Index and Jantzi Social Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com